DENMARK BANCSHARES, INC.

EXHIBIT (11.1)

STATEMENT RE COMPUTATION OF PER SHARE EARNINGS

	For the Years Ended December 31,
	2002	2001	2000
Net income	$4,723,978	$2,845,126	$745,295
Weighted average shares outstanding	108,626	109,438	109,750
Net income per share	$43.49	$26.00	$6.79